One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8374 Fax www.dechert.com

THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

May 16, 2023

VIA EDGAR

Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Re:	Goldman Sachs Private Credit Corp. (f/k/a Goldman Sachs Private Credit Fund LLC)

Registration Statement on Form 10

File No. 000-56531

Dear Mr. Bellacicco:

On behalf of Goldman Sachs Private Credit Corp. (f/k/a Goldman Sachs Private Credit Fund LLC) (the “Fund”), set forth below are the Fund’s responses to the comments raised by the letter dated April 24, 2023, of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form 10, filed on March 23, 2023 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the responses to a particular comment set out immediately below the comment.

Following the transmission of this letter, the Fund will file Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

Page 8 – The Fund – Goldman Sachs Private Credit Corp.

1.

Comment: The third paragraph on this page suggests that the Fund may form or acquire a wholly owned subsidiary through which it may invest. If the Fund also may form or acquire a subsidiary that it will primarily control, please state so. If not, please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. Note that for these purposes, a subsidiary is “primarily controlled” by the Fund if (a) the Fund controls the entity within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Investment Company Act”); and (b) the Fund’s control of the entity is greater than that of any other person.

May 16, 2023 Page 2

Response: The Fund respectfully advises the Staff that it does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. Accordingly, as requested by the Staff, the Fund has included disclosure to such effect in Amendment No. 1. Please see the changed pages attached hereto as Annex A.

2.

Comment: With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Fund and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:

a.

Disclose that any investment adviser to the subsidiary will comply with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

Response: The Fund respectfully advises the Staff that the wholly owned subsidiaries of the Fund through which the Fund may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Investment Adviser. Rather, the Investment Adviser will manage the investments held by such wholly owned subsidiaries of the Fund on a look through basis pursuant to the Investment Management Agreement. As stated in the Fund’s response to Comment No. 1 above, the Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. While the Fund itself may agree to serve as collateral manager for a wholly owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other business development companies, the Fund does not believe that any such collateral management agreement would fall within the scope of Section 15 of the Investment Company Act, as no such wholly owned subsidiary would itself be either a registered investment company or business development company under the Investment

May 16, 2023 Page 3

Company Act. The Fund further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Securities Exchange Act of 1934. Accordingly, the Fund respectfully declines to include the requested disclosure. The Fund also respectfully refers the Staff to its below response to Comment No. 2.b regarding wholly owned subsidiaries being subject to the Fund’s compliance policies and procedures, including compliance with the applicable provisions of the Investment Company Act, and the Fund consolidating any such wholly owned subsidiaries for purposes of compliance with the Investment Company Act.1

b.	Disclose that each subsidiary will comply with provisions relating to affiliated transactions and custody (Section 57). If the Fund forms such subsidiaries, please identify the custodian, if any.

Response: The Fund respectfully advises the Staff that any wholly owned subsidiaries of the Fund would be subject to the Fund’s compliance policies and procedures, including compliance with Section 57 of the Investment Company Act, and the Fund would expect to consolidate any such wholly owned subsidiaries for purposes of compliance with the Investment Company Act. The Fund respectfully refers the Staff to the below italicized disclosure contained in the Registration Statement and Amendment No. 1. and respectfully submits that this disclosure is responsive to the Staff’s comment.

•

“The Board of Directors has oversight responsibility for our investment activities, including our investment in any subsidiary, and our role as sole stockholder of any subsidiary. To the extent applicable to the investment activities of a subsidiary, the subsidiary would follow the same compliance policies and procedures that we follow. We would “look through” any such subsidiary to determine compliance with our investment policies, and would generally expect to consolidate any such wholly owned subsidiary for purposes of our financial statements and compliance with the Investment Company Act.”

In addition, the Fund respectfully advises the Staff that while none of its wholly owned subsidiaries would be a registered investment company or business development company under the Investment Company Act, the Fund would nonetheless subject any assets held by such wholly owned subsidiaries to compliance with the Fund’s own custody requirements as a business development company under the Investment Company Act. In response to the Staff’s comment, the Fund has revised Amendment No. 1 to identify the custodian of such wholly owned subsidiaries of the Fund. Please see the changed pages attached hereto as Annex A.

[1]	See NGP Capital Resources Co., SEC No-Action Letter (Dec. 28, 2007).

May 16, 2023 Page 4

c.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Fund confirms to the Staff that the description of the Fund’s principal investment strategies and investment risks contained in the Registration Statement and Amendment No. 1 includes any of the wholly owned subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

d.

Please explain in correspondence whether the financial statements of any subsidiary that is primarily controlled by the Fund will be consolidated with the financial statements of the Fund. If not, please explain why not.

Response: The Fund respectfully refers the Staff to its response to Comment No. 1 above, in which the Fund advises the Staff that it does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. The Fund also respectfully refers the Staff to its below response to Comment No. 3.

e.

Please confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund confirms to the Staff that the Staff would have access to such books and records during an exam of the Fund, which are intended to be maintained in accordance with Section 31 of the Investment Company Act.

f.

Please confirm that the wholly owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table. See comment 9 below.

May 16, 2023 Page 5

Response: The Fund respectfully refers the Staff to its response to Comment No. 2.a above, which states that the Fund does not expect any wholly owned subsidiary of the Fund to be a party to an advisory or management contract with either a third party or an affiliated investment adviser, including the Investment Adviser, and that the investments held by any such wholly owned subsidiary are expected to be managed on a look through basis by the Investment Adviser pursuant to the Investment Management Agreement. As a result, and because the Fund expects to consolidate such wholly owned subsidiaries with the Fund, the Investment Adviser will receive management fees in respect of any investments held thereby pursuant to the Investment Management Agreement. The Fund further confirms that any expenses associated with such wholly owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Fund may in the future be required to disclose pursuant to the form requirements of Form N-2, with the exception of interest payments, which will instead be included in the appropriate line item reflecting the cost of leverage.

3.

Comment: The third paragraph on this page states that the Fund “would ‘look through’ any such subsidiary to determine compliance with our investment policies and would generally expect to consolidate any such wholly[-]owned subsidiary for purposes of our financial statements and compliance with the Investment Company Act” (emphasis added). Please supplementally explain when and why the Fund would not consolidate any wholly-owned subsidiary for purposes of financial statements and compliance with the Investment Company Act.

Response: The Fund confirms to the Staff that it currently expects to consolidate its wholly owned subsidiaries for purposes of financial statements and compliance with the Investment Company Act. Whether a subsidiary’s financial statements will be consolidated with those of the Fund will depend on the nature of the exclusion that the subsidiary is relying on from registration as an investment company under the Investment Company Act. Both GAAP and Regulation S-X prohibit investment companies from consolidating non-investment company subsidiaries. Under GAAP and Regulation S-X, the Fund, as a business development company, would not consolidate any operating entity on its financial statements unless that operating entity (i) provides substantial services to the Fund and (ii) is controlled by the Fund.2 In all other cases, GAAP would require that the Fund treat its investment in a non-investment company subsidiary

[2]

See Accounting Standards Update 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements, Paragraphs 946-810-45-2 and 946-810-45-3; Paragraph 7.05 of the American Institute of Certified Public Accountants and Accounting Guide – Investment Companies; Rule 6-03 of Regulation S-X.

May 16, 2023 Page 6

as an operating entity and carry such investment at fair value. A subsidiary that is treated as an operating entity, i.e., does not meet the definition of investment company, would not be consolidated into the financial statements of the Fund. The Fund intends to follow GAAP, ASC 946, and Regulation S-X to determine whether to consolidate the financial statements of a subsidiary with those of the Fund, and whether any subsidiary-level indebtedness would count towards the limitations imposed by Section 18 of the Investment Company Act.

Page 10 – Private Credit Investment Committee

4.

Comment: This section discusses the Investment Adviser’s Private Credit Investment Committee and its High Yield and Bank Loan team. Please consider including a separate heading for the discussion regarding the High Yield and Bank Loan team to distinguish it from the Private Credit Investment Committee.

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Page 11 – Investment Criteria

5.

Comment: The final paragraph on this page refers to “ESG (as defined below).” However, it is unclear where this term is defined or where the specific ESG criteria the Fund considers is discussed. The staff notes that the registration statement includes a discussion of the risks related to corporate social responsibility on page 67, but such discussion does not appear to explain the ESG criteria the Fund will consider.

Response: The Fund respectfully notes to the Staff that the term “ESG” was defined on page 67 of the Registration Statement. The Fund has moved the definition of this term to the referenced paragraph in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

The Fund also advises the Staff that, as disclosed in the Registration Statement and Amendment No. 1, the Fund currently is not required to consider any specific ESG criteria with respect to its investments and does not consider itself to be an ESG fund. The referenced risk factor focuses generally on ESG related risks, including events or conditions that could have a material impact on the operations and performance of the Fund and its portfolio companies, from a market and regulatory perspective and not the Fund’s investment strategy, which is not ESG focused.

May 16, 2023 Page 7

Page 13 – Warehouse Investments

6.

Comment: The first sentence of this section notes that the Fund has entered into multiple purchase agreements “with Macquarie Bank Limited (the ‘Financing Provider’) and an affiliate of the Investment Adviser, whereby we have agreed, subject to certain conditions, to purchase certain assets from unaffiliated parties ….” Please supplementally clarify the structure of such transactions, as it is unclear why the Fund will purchase Warehouse Investments “from unaffiliated parties” rather than from the Financing Provider. Specifically,

a.	Please clarify whether the Fund purchases investments from the unaffiliated parties directly.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Fund purchased the Warehouse Investments directly from the Financing Provider. “Unaffiliated parties” was intended to cover any Warehouse Investments held by the Financing Provider and/or any of its affiliates prior to the purchase thereof by the Fund, as the Financing Provider had reserved the right to have one of its affiliates enter into one or more purchase agreements.

b.

Please discuss which parties own the Warehouse Investments prior to sale to the Fund. The disclosure suggests it will be certain unaffiliated parties, while the disclosure in subsequent paragraphs of this section suggests that the Financing Provider takes full ownership of the Warehouse Investments before selling to the Fund.

Response: The Fund respectfully advises the Staff on a supplemental basis that the Financing Provider owned the Warehouse Investments prior to the sale to the Fund. The Fund also respectfully refers the Staff to its above response to Comment No. 6.a.

c.	Please discuss the identity and role of the “affiliate of the Investment Adviser” in this process.

Response: The Fund respectfully advises the Staff on a supplemental basis that Broad Street Credit Holdings LLC (“Broad Street”) was the “affiliate of the Investment Adviser.” Pursuant to the purchase agreements, if the Warehouse Conditions had not been satisfied, then Broad Street would have been obligated to purchase the Warehouse Investments instead of the Fund and would have owned and held such investments separate and apart from the Fund, such that these assets would have not been investments of the Fund.

7.

Comment: The second paragraph of this section states that “Prior to the satisfaction of the Warehouse Conditions, an affiliate of the Investment Adviser is the primary obligor of the Purchase Agreements, and the Fund’s obligations to the Financing Provider under the Purchase Agreements are guaranteed by such affiliate of the Investment Adviser.”

May 16, 2023 Page 8

a.	Please supplementally explain the identity of this affiliate and its relationship to the Investment Adviser.

Response: The Fund respectfully advises the Staff on a supplemental basis that as described in the Fund’s response to Comment No. 6.c above, Broad Street would have been obligated to purchase the Warehouse Investments if the Warehouse Conditions had not been satisfied. The Goldman Sachs Group, Inc., an affiliate of Broad Street had guaranteed payment, when due, in respect of such investments by Broad Street if the Warehouse Conditions had not been satisfied and Broad Street became obligated to purchase such investments pursuant to the purchase agreements.

b.

Please discuss in correspondence the material terms of any agreement between the Investment Adviser and this affiliate regarding the purchase of Warehouse Investments if the Warehouse Conditions are not satisfied.

Response: The Fund respectfully advises the Staff on a supplemental basis that there was no such agreement between the Investment Adviser and this affiliate regarding the purchase of the Warehouse Investments if the Warehouse Conditions had not been satisfied.

c.	Please discuss in correspondence whether this affiliate has any obligations with respect to the Warehousing Transactions once the Warehousing Conditions are satisfied.

Response: The Fund respectfully advises the Staff on a supplemental basis that this affiliate had and has no obligations with respect to the Warehousing Transactions once the Warehouse Conditions had been satisfied.

d.	The disclosure states that the affiliate of the Investment Adviser is the “primary” obligor. If there are other obligors, please identify them and explain how their payment obligations work.

Response: The Fund respectfully refers the Staff to its above response to Comment No. 7.a in which the Fund states that Broad Street would have been obligated to purchase the Warehouse Investments if the Warehouse Conditions had not been satisfied and The Goldman Sachs Group, Inc., an affiliate of Broad Street, had agreed to guarantee the payment thereof by Broad Street.

8.

Comment: Please remove from the final paragraph on this page the disclosure in (ii), which states “we will purchase the then-existing Warehouse Investments from the Financing Provider only to the extent that we have sufficient assets to purchase all of the Warehouse Investments (i.e., not on a pro rata basis,”) as this is discussed in (iii).

May 16, 2023 Page 9

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Page 18 – Management Fee

9.

Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Fund respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Fund believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading for a registrant that is not undertaking a public securities offering and remains at an early stage of development. The Fund respectfully submits that the disclosure requirements of Item 3 of Form N-2 are intended to apply only to a prospectus that is or will be used in connection with an offering of securities by a registrant. The Registration Statement is not a prospectus and any information included in the Registration Statement tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Fund’s private placement of shares of its common stock. The Fund further submits that the fees and expenses to be borne by its stockholders through the Investment Management Agreement and other contractual arrangements are fully described in several places throughout Amendment No. 1.

Page 26 – The Private Offering

10.	Comment: The fourth paragraph on this page states that the minimum initial investment to purchase Class I shares is only $2,500. Please confirm that this figure is correct.

Response: The Fund confirms to the Staff that this figure is correct.

11.

Comment: Please clarify whether the Fund will invest in hedge funds and/or private equity funds that rely on Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. To the extent that the Fund will invest in such entities, please disclose in an appropriate location that such investments will not exceed 15% of the Fund’s net assets. If the Fund intends to invest more than 15% of its net assets in such entities, please revise the disclosure to indicate that the minimum initial investment will be at least $25,000.

May 16, 2023 Page 10

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment to reflect that the Fund does not currently intend to invest more than 15% of its net assets in entities that rely on the exclusions from the definition of an “investment company” in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Please see the changed pages attached hereto as Annex A.

Page 30 – Non-Exchange Traded, Perpetual-Life BDC

12.

Comment: The first sentence of this section states that “The Fund is non-exchange traded, meaning its Shares are privately offered in transactions exempt from registration under the Securities Act and not listed for trading on a national securities exchange ….” Please consider revising this sentence. As written, it suggests that all non-exchange traded funds privately offer their shares in transactions exempt from registration under the Securities Act.”

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Page 58 – We cannot predict how new tax legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.

13.

Comment: This section states that “Congress has recently enacted significant changes to the existing U.S. tax rules. The likelihood of any new legislation being enacted is uncertain, but ….” Please revise, as these sentences appear to be inconsistent.

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Page 90 – Overview

14.

Comment: The second paragraph of this section states that “We expect to enter into an Investment Management Agreement with our Investment Adviser ….” Please revise this sentence, as the disclosure on page 18 states that the Fund already entered into an Investment Management Agreement with the Investment Adviser on March 20, 2023.

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

May 16, 2023 Page 11

Page 103 – Directors

15.	Comment: Please consider disclosing in the “Position with the Fund” column for Timothy J. Leach that he also serves as Chairman of the Board.

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Page 129 – Valuation of Portfolio Investments

16.	Comment: The final paragraph on this page largely repeats the final paragraph on page 128. Consider combining these paragraphs or removing one of them, as they appear duplicative.

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

Page 133-34 – Share Repurchase Program

17.

Comment: The disclosure in the final paragraph on page 133 and the first paragraph on page 134 refers to payment of repurchase proceeds pursuant to a promissory note after the determination of the relevant NAV per share is finalized.

a.	Please add disclosure stating that investors will receive their redemption proceeds no later than 65 days after the expiration of the applicable tender offer.

Response: The Fund has revised its disclosure in Amendment No. 1 in response to the Staff’s comment and acknowledges the Staff’s position that payment of redemption proceeds within 65 days of the expiration of the applicable tender offer will be considered prompt payment under the tender offer rules. Please see the changed pages attached hereto as Annex A.

b.	With respect to the promissory note, please explain the purpose and legal effect of this issuance, as it merely evidences an obligation to make a cash payment already existing under federal law.

May 16, 2023 Page 12

Response: The Fund has revised its disclosure in Amendment No. 1 to remove reference to a promissory note as the Fund intends to pay redemption proceeds to redeeming stockholders within 65 days of the expiration of the applicable tender offer as prompt payment under the tender offer rules. Please see the changed pages attached hereto as Annex A.

* * * * * *

Should you have any questions regarding this letter, please contact me at (617) 728-7120 or by email at thomas.friedmann@dechert.com, or William J. Bielefeld at (202) 261-3386 or by email at william.bielefeld@dechert.com.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	David Pessah (Goldman Sachs Private Credit Corp.)

Caroline Kraus (Goldman Sachs Private Credit Corp.)

Curtis Tate (Goldman Sachs Private Credit Corp.)

William J. Bielefeld (Dechert LLP)

Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)

ANNEX A

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not intend to enter into any such derivative agreements for speculative purposes. These hedging activities, which comply with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. We will bear any costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

We do not currently intend to invest more than 15% of our net assets in entities that rely on the exclusions from the definition of an “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

In compliance with the limitations set forth in the Investment Company Act, we intend to employ leverage as market conditions permit and at the discretion of the Investment Adviser. Our initial member and our Board of Directors (“Board of Directors” or “Board”) each approved a proposal that permits us to have an asset coverage ratio of 150% under the Investment Company Act. As a result, we are currently subject to an asset coverage ratio of 150%, which represents an approximately 2:1 debt-to-equity ratio. This means that, generally, we can borrow up to $2 for every $1 of investor equity. We intend to use leverage in the form of borrowings, including loans from financial institutions as well as the issuance of debt securities. We also intend to use leverage in the form of the issuance of preferred shares, including the Series A Preferred Stock. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Leverage may be incurred by us or by any of our subsidiaries. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund. See “Item 1A. Risk Factors—Risks Relating to Our Business and Structure—We may borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.”

If we form or acquire a wholly owned subsidiary through which we make any investments, we expect such subsidiary would be organized as a corporation or limited liability company, and would not be registered under the Investment Company Act. We do not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by us. Our wholly owned subsidiaries may be formed to enable us to maintain favorable RIC tax treatment or to obtain financing on favorable terms due to their bankruptcy-remote characteristics. The Board of Directors has oversight responsibility for our investment activities, including our investment in any subsidiary, and our role as sole stockholder of any subsidiary. To the extent applicable to the investment activities of a subsidiary, the subsidiary would follow the same compliance policies and procedures that we follow. We would “look through” any such subsidiary to determine compliance with our investment policies, and would generally expect to consolidate any such wholly owned subsidiary for purposes of our financial statements and compliance with the Investment Company Act. Furthermore, we intend to comply with the current requirements under the Code and Treasury Regulations (defined below) for income derived from our investment in the subsidiary to be treated as “qualifying income” from which a RIC must derive at least 90% of its annual gross income. See “Item 1(c). Business—Description of Business—Regulation as a Business Development Company” and “Item 1(c). Description of Business—Certain U.S. Federal Income Tax Considerations.”

For a further description of our ability to borrow, please see “Item 1A. Risk Factors—Risks Relating to Legal and Regulatory Matters—Regulations governing our operations as a BDC affect our ability to, and the way in which we, raise additional capital. These constraints may hinder our Investment Adviser’s ability to take advantage of attractive investment opportunities and to achieve our investment objective.”

Our investments are subject to a number of risks. There can be no assurance that our investment objective will be achieved or that the investment strategies employed by the Investment Adviser will be successful. See “Item 1A. Risk Factors.”

The Investment Adviser

Goldman Sachs Asset Management serves as our Investment Adviser and has been registered as an investment adviser with the SEC since 1990. Subject to the supervision of our Board of Directors, a majority of which is made up of Independent Directors (as defined below) (including an independent Chairman), Goldman Sachs Asset Management manages our day-to-day operations and provides us with investment advisory and management services and certain administrative services. Goldman Sachs Asset Management is an indirect, wholly owned subsidiary of GS Group Inc. and an affiliate of GS & Co. Founded in 1869, GS Group Inc. is a publicly held financial holding company (“FHC”) and a leading global financial institution that provides investment banking, securities and investment management services to a diversified client base, including companies and high net worth individuals, among others. GS & Co., a wholly owned subsidiary of GS Group Inc., serves as the placement agent for us in connection with the private offering of our Shares to U.S. persons and Goldman Sachs International, a wholly owned subsidiary of GS Group Inc., serves as a sub-placement agent for us in connection with the private offering of our Shares to non-U.S. persons. See “Item 1(c). Business—Description of Business—The Private Offering.”

The purpose of the Private Credit Investment Committee and its sub-committees is to evaluate and approve investments by Goldman Sachs Asset Management Private Credit. The Private Credit Investment Committee process is intended to bring the diverse experience and perspectives of the Private Credit Investment Committee’s members to the analysis and consideration of investments. The Private Credit Investment Committee also serves to provide investment consistency and adherence to the investment objectives and strategies of the Fund and other Accounts. The Private Credit Investment Committee also determines appropriate investment sizing.

High Yield and Bank Loan Team

Investment decisions related to more liquid credit investments, such as broadly syndicated loans and other fixed-income securities, will be made by the Goldman Sachs Asset Management High Yield and Bank Loan team within the Global Fixed Income and Liquidity Solutions group of Goldman Sachs Asset Management.

The High Yield and Bank Loan team currently is comprised of approximately 42 dedicated professionals across the High Yield, Bank Loans and Opportunistic Credit asset classes. In managing our more liquid credit investments, the High Yield and Bank Loan team will employ the broad resources and expertise of the whole Goldman Sachs Asset Management Global Fixed Income and Liquidity Solutions team, which in total comprises over 444 professionals located across Bengaluru, Boston, Burlington, Hong Kong, London, New York, Salt Lake City, Singapore, The Hague and Tokyo, as of March 31, 2023.

The investment culture of the High Yield and Bank Loan team encourages strong dialogue and debate among research analysts, traders and portfolio managers, resulting in a research-intensive process where each team member feels accountable for the strategy’s performance. The investment decisions of the High Yield and Bank Loan team are supported by the Fixed Income Strategy Group (the “FISG”), which comprises the senior members of the Goldman Sachs Asset Management Global Fixed Income and Liquidity Solutions team. The FISG provides direction, context and oversight for the team to work within. The FISG will consider global growth, inflation, interest rates amongst other inputs to deliver a macro backdrop for the investment strategy teams. The FISG’s members average over 22 years of experience and more than 14 years at Goldman Sachs Asset Management as of March 31, 2023.

Investments

We expect the Fund to hold primarily directly originated, first lien senior secured, floating rate debt of companies located primarily in the United States and, to a lesser extent, in non-US jurisdictions. The Fund may also invest to a lesser extent in second lien loans, unsecured, subordinated or PIK debt and equity and equity-like instruments. We also expect to invest a portion of the Fund’s portfolio in more liquid credit investments, such as broadly syndicated loans and other fixed-income securities, to provide the portfolio with additional liquidity.

We will invest primarily in private companies based in the United States, but we also expect to invest, to a lesser extent, in non-U.S. based companies (subject to compliance with BDC requirements to invest at least 70% of our assets in U.S. companies). We intend to focus our lending across a spectrum of directly sourced opportunities in companies ranging from lower middle market to large capitalization in size. We may invest in companies of any size or capitalization. We will generally seek to lead the origination of our investments as the primary lender, and we may participate in club deals (which are generally investments made by a small group of firms). Subject to the limitations of the Investment Company Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Goldman Sachs credit funds or affiliates. We also intend to invest alongside institutional and retail-focused private credit Accounts, which may include proprietary accounts of Goldman Sachs. See “—Co-Investments Alongside Goldman Sachs and other Accounts; the Relief.” In addition, we expect to acquire or originate revolving credit facilities from time to time in connection with our investments in other assets.

In the future, we may also securitize a portion of our investments in any or all of our assets. We expect that our primary use of funds will be to make investments in portfolio companies, distribute cash to holders of our Shares and pay our operating expenses, including debt service to the extent we borrow or issue senior securities to fund our investments.

In certain circumstances, we can make negotiated co-investments pursuant to an order from the SEC permitting us to do so. On November 16, 2022, the SEC granted to the Investment Adviser, the BDCs advised by the Investment Adviser and certain other affiliated applicants exemptive relief on which we expect to rely to co-invest alongside certain other Accounts, which may include proprietary accounts of Goldman Sachs, in a manner consistent with our investment objectives and strategies, certain Board-established criteria, the conditions of such exemptive relief and other pertinent factors (the “Relief”). Additionally, if our Investment Adviser forms other funds in the future, we may co-invest alongside such other affiliates, subject to compliance with the Relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures. As a result of the Relief, there could be significant overlap in our investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs. See “Item 1(c). Business—Allocation of Investment Opportunities—Co-Investments Alongside Goldman Sachs and other Accounts; the Relief.”

In addition, we have filed an application to amend the Relief to permit us to participate in follow-on investments in our existing portfolio companies with certain affiliates covered by the Relief if such affiliates, that are not BDCs or registered investment companies, did not have an investment in such existing portfolio company. There can be no assurance if and when we will receive the amended exemptive order.

Investment Criteria

We seek to manage our portfolio for income distribution, capital preservation and capital appreciation. Our evaluation and management of directly originated investments is subject to a process framework that applies to all opportunities across Goldman Sachs Asset Management Private Credit. Sourcing, investment diligence, approvals and ultimately investment management are undertaken across Goldman Sachs Asset Management Private Credit in a manner that emphasizes governance and oversight of deal teams to ensure that opportunities are in line with our investing philosophy and objectives. Our process draws on the expertise of our seasoned team as well as other subject matter experts, including legal, tax, compliance, environmental, and other stakeholders.

With respect to opportunity identification and diligence, the criteria outlined below provide general guidelines for the companies in which we may seek to invest, though not all of these criteria may be met by each prospective portfolio company in which we choose to invest. Generally, we seek to use our experience and access to market information to identify investment candidates and to structure investments efficiently and effectively.

•

Strong and defensible competitive market position. We seek to invest in companies that have developed leading market positions within their respective markets and are well-positioned to capitalize on growth opportunities. We also seek companies that we believe demonstrate significant competitive advantages versus their peers. We believe such competitive advantages will help our portfolio companies to preserve their market positions and profitability while enabling us to seek to protect our principal and avoid capital losses.

•

Stable or growing revenues and free cash flow. We seek to invest in companies that we believe will generate a steady stream of cash flow to pay interest (and ultimately principal) on our investments. We evaluate companies’ historical revenue, margin and cash flow profiles to inform our forecasts and understand how our investments would be repaid. We consider factors including revenue drivers, fixed and variable costs, and unit level economics.

•

Experienced and well-regarded management teams. We generally seek to invest in companies we believe have experienced, well-regarded management teams. We conduct background checks, inquire about prior lending relationships, often seek references, and prefer that the owners and management teams have capital invested in the business.

•

Backed by reputable financial sponsors, as applicable. Our diligence of investment opportunities in companies backed by financial sponsors extends to the financial sponsors themselves; we seek to invest in companies backed by reputable financial sponsors with a history of value creation, although not all of our investments will be in financial sponsor-backed companies.

•

Viable exit strategies. We seek to invest in companies whose business models and expected future cash flows offer what we believe to be attractive exit possibilities. Potential exits may include acquisition by other industry participants and / or initial public offerings of common stock or other capital markets transactions that could result in the repayment of our investments.

Our due diligence process typically includes, but is not limited to: (i) review of historical and projected financial and operating performance; (ii) review of the capital structure; (iii) analysis of the business and industry in which the company operates; (iv) research relating to the portfolio company’s management, industry, markets, products and services and competitors; (v) on-site visits; (vi) interviews with company management of the potential portfolio company and industry experts; and (vii) background checks. Our underwriting process also emphasizes terms and document negotiation. We typically include negative covenants (including but not limited to restrictions on incurring debt, incurring liens, and making restricted payments), affirmative covenants (including but not limited to financial reporting, notices of material events, and books and records) and financial maintenance covenants in the documents governing our investments, as applicable. However, some of our investments may be “covenant-lite” loans, which are loans with fewer financial maintenance covenants than other obligations, or no financial maintenance covenants.

The Investment Adviser may integrate environmental, social and governance (“ESG”) risk considerations within its process for originating loans and investing directly in credit obligations and related instruments. As part of its due diligence process, the Investment Adviser may consider, alongside other relevant factors, ESG risks, events or conditions that have or could have a material negative impact on the operating and performance metrics of these borrowers in the portfolio. The Investment Adviser may utilize proprietary research to assess ESG risks that are relevant to our investment. In addition, the Investment Adviser may invest in a security or sector without integrating ESG considerations into its process for originating loans. No one factor or consideration is determinative in the investment process. The Investment Adviser may originate loans and invest directly in credit obligations and related instruments without integrating ESG risk considerations into its investment process.

Warehouse Investments

The Fund entered into multiple purchase agreements (as amended, the “Purchase Agreements”) with Macquarie Bank Limited (the “Financing Provider”) and an affiliate of the Investment Adviser, whereby we agreed, subject to certain conditions, to purchase certain assets from the Financing Provider (the “Warehousing Transactions”), as described below. On April 10, 2023, we satisfied the Warehouse Conditions (as defined below) and purchased the Warehouse Investments (as defined below) from the Financing Provider. The Warehousing Transactions were designed to assist the Fund in deploying capital quickly upon receipt of subscription proceeds.

Under the Purchase Agreements, the Fund had a forward obligation to settle the purchase of certain investments (the “Warehouse Investments”), including those set forth below, from the Financing Provider, and the Financing Provider was obligated to settle the sale of such investments to the Fund. The obligations of the Fund and the Financing Provider under the Purchase Agreements were subject to the following conditions: (a) that the Fund received aggregate subscriptions of at least $200 million that were deposited in its custody account and (b) that the Board approved the purchase of the specific Warehouse Investments (collectively, the “Warehouse Conditions”). Prior to the satisfaction of the Warehouse Conditions, an affiliate of the Investment Adviser was the primary obligor of the Purchase Agreements, and the Fund’s obligations to the Financing Provider under the Purchase Agreements were guaranteed by such affiliate of the Investment Adviser. The Warehouse Investments primarily consist of directly originated, first lien senior secured floating rate debt of companies located in the United States.

After we met the Warehouse Conditions, we were obligated to purchase the Warehouse Investments from the Financing Provider at the price determined under the Purchase Agreements. As a general matter, the price we paid to purchase any Warehouse Investment equaled the cash amount paid by the Financing Provider for the Warehouse Investments, subject to an increase for a financing fee paid by the Fund to the Financing Provider. The cash amount at which the Fund purchased the Warehouse Investments could be greater than the fair value of such Warehouse Investments at the time when they were purchased by the Financing Provider. In addition, at the time of our purchase of the Warehouse Investment, the Financing Provider remitted to us any interest and fees it received during the warehousing period for the Warehouse Investments.

The Financing Provider had purchased and held the Warehouse Investments pursuant to requests we made prior to our election to be regulated as a BDC under the Investment Company Act. The Financing Provider retained full discretion whether to purchase the Warehouse Investments in accordance with our requests. After we elected to be regulated as a BDC, (i) we would not enter into any additional Warehousing Transactions pursuant to the Purchase Agreements; (ii) we imposed on ourselves a requirement, not an option (subject to Board approval, as set forth in the Purchase Agreements), to purchase the then-existing Warehouse Investments from the Financing Provider at such time as we had sufficient assets to purchase all of the Warehouse Investments in whole; and (iii) we would comply with the requirements of Rule 18f-4 under the Investment Company Act with respect to our obligation to purchase the Warehouse Investments when triggered. We may rely on the Relief only with respect to investments we purchase concurrently with other Accounts. As a result, we may not rely on the Relief with respect to Warehouse Investments that we hold solely due to the purchase of such assets from the Financing Provider under the Purchase Agreements.

The Fund’s obligation to make a Reimbursement Payment will automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Investment Adviser has waived its right to receive such payment for the applicable month.

Custodian, Transfer and Dividend Disbursing Agent and Registrar

Our assets, including any assets of our wholly owned subsidiaries, are held by State Street Bank and Trust Company (“State Street”) pursuant to an Amended and Restated Custody Agreement, dated as of January 26, 2023 in accordance with the requirements of the Investment Company Act. State Street also acts as our administrator (the “Administrator”) and provides us with various accounting and administrative services. See “—Administration Agreement.” The principal business address of State Street is One Lincoln Street, Boston, Massachusetts 02111.

GS & Co. serves as the Fund’s transfer agent, distribution paying agent and registrar (the “Transfer Agent”) pursuant to a transfer agency agreement, dated as of March 20, 2023 (the “Transfer Agency Agreement”). The principal business address of GS & Co. is 200 West Street, New York, NY 10282. Pursuant to the Transfer Agency Agreement, the Transfer Agent will: (i) record the issuance, transfer and repurchase of shares of our common stock and preferred stock; (ii) provide purchase and repurchase confirmations, as well as certain other statements; (iii) provide dividend crediting and certain disbursing agent services; (iv) maintain stockholder accounts; and (v) render certain other miscellaneous services. Under the terms of the Transfer Agency Agreement, we will indemnify and hold harmless the Transfer Agent, its affiliates and any agent under certain circumstances and to the extent permitted by the Investment Company Act. We compensate the Transfer Agent at an annual rate of 0.05% of our average NAV at the end of the then-current quarter and the prior calendar quarter (and, in the case of the Fund’s first quarter, our NAV as of such quarter-end) for serving as our transfer agent. As our transfer agent and dividend disbursing agent, GS & Co. expects to engage a third party to assist in certain related functions. The Transfer Agency Agreement provides that we generally bear all expenses incurred by the Transfer Agent or us in connection with the performance of the Transfer Agent’s duties pursuant to the Transfer Agency Agreement (including any costs associated with engaging such third parties). The amount of such expenses that will be borne by us is capped at the quarterly fee payable under the Transfer Agency Agreement and will reduce the fee otherwise owed for such quarter on a dollar-for-dollar basis.

Administration Agreement

We have entered into an Amended and Restated Administration Agreement, dated as of January 26, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Administration Agreement”), with the Administrator. Pursuant to the Administration Agreement, our Administrator will be responsible for providing various accounting and administrative services to us. The Administration Agreement provides that the Administrator is not liable to us for any damages or other losses arising out of the performance of its services thereunder, except under certain circumstances, and contains provisions for the indemnification of the Administrator by us against liabilities to other parties arising in connection with the performance of its services to us. We pay the Administrator fees for its services as we determine are commercially reasonable in our sole discretion. We also reimburse the Administrator for all reasonable expenses. To the extent that our Administrator outsources any of its functions, the Administrator pays any compensation associated with such functions. We are not obligated to retain our Administrator. The Administration Agreement may be terminated by either party without penalty upon 30 days’ written notice to the other party. The terms of any administration agreement that we may enter with any subsequent administrator may differ materially from the terms of the Administration Agreement with our Administrator in effect prior to such retention, including providing for a fee structure that results in us, directly or indirectly, bearing higher fees for similar services and other terms that are potentially less advantageous to us. Our stockholders will not be entitled to receive prior notice of the engagement of an alternate administrator or of the terms of any agreement that is entered into with such administrator.

License Agreement

We have entered into a license agreement, dated as of March 20, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “License Agreement”), with an affiliate of Goldman Sachs pursuant to which we have been granted a non-exclusive, royalty-free license to use the “Goldman Sachs” name. Under this agreement, we do not have a right to use the Goldman Sachs name if Goldman Sachs Asset Management or another affiliate of Goldman Sachs is not our Investment Adviser or if our continued use of such license results in a violation of applicable law, results in a regulatory burden or has adverse regulatory consequences. Other than with respect to this limited license, we have no legal right to the “Goldman Sachs” name.

Revolving Credit Facility

On April 6, 2023, we entered into a revolving credit facility (the “Truist Revolving Credit Facility”) with Truist Bank, as administrative agent, and the lenders and issuing banks party thereto.

Borrowings thereunder denominated in U.S. dollars (“USD”), including amounts drawn in respect of letters of credit, bear interest (at our election) of either (i) term SOFR plus a margin of either 2.00% or 1.75% (subject to certain gross borrowing base conditions), plus an additional 0.10% credit adjustment spread, (ii) an alternate base rate, which is the highest of (x) Prime Rate in effect on such day, (y) Federal Funds Effective Rate for such day plus 1/2 of 1.00% and (z) term SOFR for an interest period of one (1) month plus 1.00%, plus a margin of either 1.00% or 0.75% (subject to certain gross borrowing base conditions). Borrowings thereunder denominated in non-USD bear interest of the applicable term benchmark rate or daily simple risk-free rate (“RFR”) plus a margin of either 2.00% or 1.75% (subject to certain gross borrowing base conditions), plus, in the case of borrowings denominated in Pound Sterling (GBP) only, an additional 0.0326% credit adjustment spread or 0.1193% credit adjustment spread, for 1-month tenor and 3-months tenor borrowings, respectively. With respect to borrowings denominated in USD, we may elect either term SOFR, or an alternative base rate at the time of borrowing, and such borrowings may be converted from one benchmark to another at any time, subject to certain conditions.

Any amounts borrowed under the Truist Revolving Credit Facility will mature, and all accrued and unpaid interest will be due and payable, on April 6, 2028.

The total commitments under the Truist Revolving Credit Facility are $725.00 million, $600.00 million is under a multicurrency

Share Distribution Channels and Special Discounts

We expect our Placement Agent to use multiple distribution channels to sell our Shares. These channels may charge different brokerage fees for purchases of our Shares. Our Placement Agent is expected to engage participating brokers in connection with the sale of the Shares in connection with the private offering of the Shares in accordance with participating broker agreements.

Share Repurchase Program

Beginning no later than the first full calendar quarter from the date on which we broke escrow for the private offering of the Shares, and at the discretion of our Board, we intend to commence a share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our Shares outstanding (by number of shares) as of the close of the previous calendar quarter. For additional information, see “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Maters—Share Repurchase Program.”

Non-Exchange Traded, Perpetual-Life BDC

The Fund is non-exchange traded, meaning its Shares are not listed for trading on a national securities exchange. The Fund is also a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose Shares are intended to be sold by the Fund monthly on a continuous basis at a price generally equal to its monthly NAV per share. The Fund’s Shares are privately offered in transactions exempt from registration under the Securities Act. In our perpetual-life structure, we may, at our discretion, offer investors an opportunity to have their Shares repurchased by us on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual funds. We do not intend to undertake a liquidity event, and we are not obligated by our certificate of incorporation or otherwise to effect a liquidity event at any time.

Regulation as a Business Development Company

The following discussion is a general summary of the material prohibitions and restrictions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Regulation

We have elected to be treated as a BDC under the Investment Company Act. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the vote: (i) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (ii) of more than 50% of the outstanding voting securities of such company, whichever is less.

Any issuance of preferred shares must comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our Shares and before any purchase of Shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred shares are in arrears by two full years or more. Certain other matters under the Investment Company Act require a separate class vote of the holders of any issued and outstanding preferred shares. For example, holders of preferred shares would be entitled to vote separately as a class from the holders of Shares on a proposal involving a plan of reorganization adversely affecting such securities.

Legislative and regulatory proposals directed at the financial services industry that are proposed or pending in the U.S. Congress may negatively impact the operations, cash flows or financial condition of us and our portfolio companies, impose additional costs on us and our portfolio companies, intensify the regulatory supervision of us and our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While we do not know whether any such regulation will be implemented or what form it would take, increased regulation of non-bank credit extension would negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

We may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which we invest or operate, including economic outlook, factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. Recent populist and anti-globalization movements, particularly in the United States, may result in material changes in economic trade and immigration policies, all of which could lead to significant disruption of global markets and could have adverse consequences for our investments.

We cannot predict how new tax legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Congress has recently enacted significant changes to the existing U.S. tax rules. The likelihood of any new legislation being enacted in the future is uncertain, but new legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification and could have other adverse consequences. Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our Shares.

Our ability to enter into transactions with our affiliates is restricted.

As a BDC, we are prohibited under the Investment Company Act from knowingly participating in certain transactions with our affiliates without the prior approval of a majority of our Independent Directors who have no financial interest in the transaction, or in some cases, the prior approval of the SEC. For example, any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is deemed our affiliate for purposes of the Investment Company Act. If this is the only reason such person is our affiliate, we are generally prohibited from buying any asset from, or selling any asset (other than our capital stock) to, such affiliate, absent the prior approval of such directors. The Investment Company Act also prohibits “joint” transactions with an affiliate, which could include joint investments in the same portfolio company, without approval of our Independent Directors or in some cases the prior approval of the SEC. Moreover, except in certain limited circumstances, we are prohibited from buying any asset from or selling any asset to a holder of more than 25% of our voting securities, absent prior approval of the SEC. The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.

In certain circumstances, we and other Accounts (which may include proprietary accounts of Goldman Sachs) can make negotiated co-investments pursuant to an order from the SEC permitting us to do so. On November 16, 2022, the SEC granted the Relief to the Investment Adviser, the BDCs advised by the Investment Adviser and certain other affiliated applicants. Additionally, if our Investment Adviser forms other funds in the future, we may co-invest alongside such other affiliates, subject to compliance with the Relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures. As a result of the Relief, there could be significant overlap in our investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.

In addition, we have filed an application to amend the Relief to permit us to participate in follow-on investments in our existing portfolio companies with certain affiliates covered by the Relief if such affiliates, that are not BDCs or registered investment companies, did not have an investment in such existing portfolio company. There can be no assurance if and when we will receive the amended exemptive order.

ITEM 2.	FINANCIAL INFORMATION.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Item 1A. Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement.

Overview

We are a newly organized, externally managed specialty finance company that is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. We were formed as a Delaware limited liability company on March 25, 2022 with the name Goldman Sachs Loan Fund LLC, which we changed to Goldman Sachs Private Credit Fund LLC on May 18, 2022. Following our election to be regulated as a BDC, we completed the BDC Conversion under which Goldman Sachs Private Credit Corp., a Delaware corporation, succeeded to the business of Goldman Sachs Private Credit Fund LLC. In connection with the Initial Issuance Date, the equity interest of the member of Goldman Sachs Private Credit Fund LLC was cancelled and we commenced our operations. The Investment Adviser is responsible for identifying investment opportunities, conducting research and due diligence on prospective investments, negotiating and structuring such prospective investments, and monitoring our investments for the private credit portion of the Fund. Our Investment Adviser is registered as investment adviser with the SEC. We intend to elect to be treated for federal income tax purposes as a RIC under Subchapter M of the Code for the taxable year that includes the Initial Issuance Date, and we intend to qualify for tax treatment as a RIC annually thereafter.

We entered into the Investment Management Agreement with our Investment Adviser, pursuant to which we will pay the Investment Adviser a Management Fee as well as an Incentive Fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. Our investment strategy is consistent with that of the broader Goldman Sachs Asset Management Private Credit platform with a focus on capital preservation and capital appreciation and includes:

•

Leveraging Goldman Sachs Asset Management Private Credit’s position within GSAM: The Goldman Sachs Asset Management Private Credit Team, which is responsible for sourcing, diligencing, negotiating, structuring monitoring and harvesting investment opportunities for the private credit portion of the Fund, is able to draw on the broader Goldman Sachs platform, network and relationships across the investment lifecycle to identify potentially attractive opportunities. Goldman Sachs is a leading global financial services firm and one of the world’s most experienced alternatives investors, and the Fund is expected to benefit not only from the Goldman Sachs network and relationships to identify potentially attractive opportunities, but also from a broad range of other resources offered by Goldman Sachs, including market insights, structuring capabilities and industry experts whose insights can enhance due diligence, structuring and investment monitoring processes.

•

Direct origination with borrowers: Goldman Sachs Asset Management Private Credit believes that evaluating investment opportunities through direct discussions with borrowers leads to a better understanding of the underlying drivers of performance and business risks. Goldman Sachs Asset Management Private Credit’s direct origination platform has been developed over its more-than-25-year history of private credit investing and includes approximately 165 investment professionals as of March 31, 2023. Goldman Sachs Asset Management Private Credit’s investment team’s local relationships with companies, private equity sponsors and advisors combined with deep industry expertise provides us with access to a wide range of opportunities and allows us to gain early and direct access to due diligence materials and management teams. We seek to lead the structuring and negotiation of the loans or securities in which we invest with a collaborative, solutions-oriented approach.

•

Prudent investment selection with intensive due diligence and credit analysis: We believe that Goldman Sachs Asset Management Private Credit’s substantial flow of potential investment opportunities, in combination with diligence practices developed over its more-than-25-year history of private credit investing, will enable us to invest in and selectively develop a diversified portfolio of high-quality companies. Goldman Sachs Asset Management Private Credit’s seasoned team and underwriting approach reflects deep sector expertise and seeks to identify attractive trends and pursue investments accordingly through our approach to fundamental credit analysis driven by intensive investment research.

Name, Age and			Principal Occupation(s) During
Address (1)	Position with the Fund	Length of Service	Past 5 Years	Other Directorships

Federal Home Loan Mortgage Corporation (Freddie Mac) (2009– 2013); and was a Member of the Board of Directors of KKR Financial Holdings, LLC (2007– 2014).

Independent Director— the Fund, GS BDC, GS PMMC, GS PMMC II and PSLF.

Timothy J. Leach (67)	Chairman, Class I Director	Director since May 2022; term expires 2024 (2027 if re-elected)

Mr. Leach is retired. He is Chairman, MN8 Energy Inc. (2021–Present); Chairman, Habitat for Humanity of Sonoma County (2019–Present); Director, Habitat for Humanity of Sonoma County (2017–2019); and Chairman, GS Renewable Power LLC (2021- Present). He was formerly Chief Investment Officer, US Bank Wealth Management (2008– 2016) and Treasurer and Director, National Committee to Preserve Social Security & Medicare (2014–2019).

Independent Director and Chairman of the Board of Directors—the Fund, GS BDC and GS MMLC II.

Habitat for Humanity of Sonoma County; GS Renewable Power LLC; GS BDC; GS MMLC II

Richard A. Mark (69)	Class II Director	Director since May 2022; term expires 2025 (2028 if re-elected)	Mr. Mark is retired. He is Director, Viatris Inc. (2020–Present); and Director, Home Centered Care Institute (2021 – Present). He was formerly Director, Almost Home Kids	Viatris Inc. (a global pharmaceutical company); Home Centered Care Institute; GS BDC; GS MMLC II

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our Shares are offered and sold in transactions exempt from registration under the Securities Act under Section 4(a)(2) thereof and Regulation D and Regulation S thereunder. Each purchaser will be required to represent that it is (i) either an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act or, in the case of Shares sold outside the United States, is not a “U.S. person” in accordance with Regulation S of the Securities Act, and (ii) acquiring the Shares purchased by it for investment and not with a view to resale or distribution.

Because the Shares are being acquired by investors in one or more transactions “not involving a public offering,” they are “restricted securities” and may be required to be held indefinitely. Our Shares may not be sold, transferred, assigned, pledged or otherwise disposed of unless (i) our consent is granted, and (ii) the sale, transfer, assignment, pledge or other disposal of Shares is registered under applicable securities laws or specifically exempted from registration (in which case the stockholder may, at our option, be required to provide us with a legal opinion, in form and substance satisfactory to us, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the Shares until we are liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of Shares may be made except by registration of the transfer on our books. Each purchaser of our Shares will be required to complete and deliver to the appropriate Placement Agent, if any, and us, prior to the acceptance of any order, a subscription agreement substantiating the purchaser’s eligibility to purchase shares and including limitations on resales and transfers of our Shares.

There is currently no public market for the Shares, and we do not expect one to develop in the future.

Stockholders

Please see “Item 4. Security Ownership of Certain Beneficial Owners and Management” and “Item 10. Recent Sales of Unregistered Securities” for disclosure regarding the stockholders.

Valuation of Portfolio Investments

In accordance with the procedures approved by our Board, the NAV per share of our outstanding Shares is determined by dividing the value of total assets minus liabilities by the total number of Shares outstanding.

As a BDC, we generally invest in illiquid securities, including debt and equity investments, across a spectrum of directly sourced opportunities in companies ranging from lower middle market to large capitalization in size. Market quotations are generally used to assess the value of our investments for which market quotations are readily available. We obtain these market values from independent pricing services based upon trading on national securities markets, or otherwise by a principal market maker or a primary market dealer. If the Investment Adviser, as the Board appointed valuation designee, believes any such market quotation does not reflect the fair value of an Investment, the Investment Adviser, as valuation designee, may independently value such Investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available.

As a BDC, we conduct the valuation of our assets, pursuant to which our NAV is determined, at all times consistent with GAAP and the Investment Company Act. Pursuant to Rule 2a-5 under the Investment Company Act, our Board of Directors has designated the Investment Adviser as the Valuation Designee primarily responsible for the valuation of our assets, subject to the oversight of the Board of Directors. The Investment Adviser, through its Asset Management Valuation Committee (the “Asset Management Valuation Committee”), determines the fair value of our assets on at least a quarterly basis, in accordance with such rule and the terms of Financial Accounting Standards Board ASC Codification Topic 820, Fair Value Measurement and Disclosures (“ASC 820”), subject to the oversight of the Board of Directors. Our valuation procedures are described in more detail below.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same—to estimate the price when an orderly transaction to sell the asset or transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

ASC 820 establishes a hierarchal disclosure framework which ranks the observability of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instruments and their specific characteristics. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value. The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities.

The three-level hierarchy for fair value measurement is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities, and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level 3 – inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the financial instrument.

We expect the majority of our investments to fall within Level 3 of the fair value hierarchy. We do not expect that there will be readily available market values for most of the Investments that will be in our portfolio, and we value such investments at fair value as determined in good faith by or under the direction of the Valuation Designee using a documented valuation policy, described below, and a consistently applied valuation process. The factors that may be taken into account in pricing our investments at fair value include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, and the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors. Available current market data are considered such as applicable market yields and multiples of publicly traded securities, comparison of financial ratios of peer companies, and changes in the interest rate environment and the credit markets that may affect the price at which similar investments would trade in their principal market, and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Valuation Designee will consider the pricing indicated by the external event to corroborate or revise its valuation.

Stockholders who tender their Shares for repurchase will receive their redemption proceeds no later than 65 days after the expiration of the applicable tender offer. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from stockholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares, except for the Early Repurchase Deduction. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

In the event that any stockholder fails to maintain the minimum balance of $500 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that stockholder at the repurchase price in effect on the date we determine that the stockholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Investment Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Investment Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

Reports to Stockholders

In order to be regulated as a BDC under the Investment Company Act, we have filed this Registration Statement for our Shares with the SEC under the Exchange Act. Subsequent to the effectiveness of this Registration Statement, we will be required to file annual reports, quarterly reports and current reports with the SEC.